EXHIBIT 99.1

Liminal BioSciences Reports Second Quarter 2021 Financial Results

•	Receipt of FDA Approval for Ryplazim® (plasminogen, human-tvmh)
•	Receipt of a Rare Pediatric Disease Priority Review Voucher
•	Signature of Agreement to Divest Plasma-Derived Therapeutics Business to Kedrion
•	Closing of the Sale of Plasma Collection Centers to Kedrion
•	Closing of the Sale of Plasma-Derived Therapeutics Manufacturing Facility to Kedrion
•	Signature of Agreement to Sell Rare Pediatric Disease Priority Review Voucher for US$105M

LAVAL, CANADA, and CAMBRIDGE, ENGLAND – August 16, 2021 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), a clinical-stage biopharmaceutical company, today reported its financial results for the second quarter ended June 30, 2021.

Liminal BioSciences will host a conference call at 8:30 am (ET) on August 17, 2021. The telephone numbers to access the conference call are 1-888-390-0605 and 416-764-8609. An audio replay of the call will be available as of August 17, 2021 at 11:30 am (ET). The numbers to access the audio replay are 416-764-8677 and 1-888-390-0541 using the following password (882616). A live audio webcast of the conference call will be available by clicking here.

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“2021 has proven to be a transformational year thus far for Liminal with our first FDA approval and the continued implementation of our business strategy through the divestment of our plasma-derived therapeutics business and the recent closing of the sale of Prometic Bioproduction Inc., our plasma-derived therapeutics manufacturing business,” stated Bruce Pritchard, Chief Executive Officer of Liminal BioSciences. “We anticipate building on this momentum with the resources from our recent transactions and the anticipated proceeds from the sale of our PRV, and we plan to update the market regarding our small molecules R&D strategy in the coming months following the review of the complete data from the ongoing fezagepras phase 1 multi-ascending dose clinical trial.”

For a more complete description of the Prometic Bioproduction Inc. (“PBP”) divestment, please see the Company's Current Report on Form 6-K filed on July 9, 2021, with the U.S. Securities and Exchange Commission and the press release filed with SEDAR on July 9, 2021.

Key Corporate and R&D Priorities

Liminal BioSciences continues to take precautionary measures in response to the ongoing COVID-19 pandemic to protect the health of its employees and their families, patients and local communities. The Company has had only limited disruptions to its business operations related to the COVID-19 pandemic and provides the following updates:

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Upon closing of sale of the Rare Pediatric Disease Priority Review Voucher (“PRV”) for US$105 million, Liminal will be entitled to receive an amount equal to 70% of the net proceeds, which would be payable to Liminal by its subsidiary Prometic Biotherapeutics Inc. ("PBT") prior to closing the divestment of its remaining plasma-derived therapeutics business operated through PBT to Kedrion S.p.A. (“Kedrion”).

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Pending full analysis of the complete PK data set from the phase 1 multi-ascending dose (“MAD”) clinical trial, we intend to determine the choice of other potential indication(s) for further development of fezagepras. No dose-limiting adverse events or other potential safety signals have been observed in the phase 1 MAD clinical trial to date.

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Pending the outcome of our pre-clinical research, and successful nomination of a pre-clinical drug candidate, we plan to initiate a pre-clinical Investigational New Drug (“IND”) enabling program to support a first-in-human Phase 1 single-ascending dose clinical trial of our GPR84 antagonist drug candidate to be selected in healthy volunteers for safety and tolerability.

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Pending the outcome of our pre-clinical research, and successful nomination of a pre-clinical drug candidate, we plan to initiate a pre-clinical IND enabling program to support a first-in-human Phase 1 single-ascending dose clinical trial of our OXER1 drug candidate to be selected in healthy volunteers for safety and tolerability.

Select Second Quarter 2021 Financial Results:

The Company has presented the current and comparative periods results of operations of the Ryplazim® (plasminogen, human-tvmh) or Ryplazim® business and the plasma collection activities as discontinued operations as a result of the sale of the plasma collection centers in May 2021 and the Company’s announcement in June of the signing of a share purchase agreement to sell the Ryplazim® related business. All figures presented in this section are in Canadian dollars unless otherwise specified.

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Cash Position: Cash and cash equivalents at June 30, 2021 were $29.6 million. The Company’s working capital, i.e., the current assets net of current liabilities, at June 30, 2021, amounted to $38.3 million.

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Research and development expenses from continuing operations were $4.0 million for the second quarter of 2021 compared to $4.0 million for the second quarter of 2020. The increased cost associated with the ongoing Phase 1 MAD study for fezagepras that started in Dec 2020 was offset by a decrease in share-based payment expenses and payroll related expenses.

•	Administration expenses from continuing operations were $8.6 million for the second quarter of 2021 compared to $8.5 million for the second quarter of 2020.
•	Finance costs were $1.7 million for the second quarter of 2021 compared to $0.3 million for the second quarter of 2020, as a result of the long-term debt issuances in the third quarter of 2020.
•	Net loss from continuing operations, net of taxes was $12.6 million for the second quarter of 2021 compared to $13.2 million for the second quarter of 2020.
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Gain on Sale of Subsidiaries was $10.7 million for the second quarter of 2021 compared to nil in 2020, as a result of the sale of the plasma collection centers in May 2021 and the proceeds received to date related to the sale of the Ryplazim® business.

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Loss from discontinued operations were $30.2 million for the second quarter of 2021 compared to $14.7 million in 2020 the increase mainly due to the recording of a provision for an onerous contract of $21.9 million as a result of the divestiture of the plasma-derived therapeutic segment. This was partially offset by lower

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operating expenses, particularly research and development expenses following the closing of our Rockville, MD facility at the end of 2020.
•	Net loss was $32.1 million for the second quarter of 2021 compared to $27.8 million for the second quarter of 2020.

About Liminal BioSciences Inc.

Liminal BioSciences is a biopharmaceutical company focused on the discovery and development of novel, small molecule drug candidates for the treatment of patients suffering from respiratory fibrotic diseases and other fibrotic or inflammatory diseases that have a high unmet medical need.  The Company’s lead small molecule product candidate, fezagepras (PBI-4050), is in a Phase 1 clinical trial in in the United Kingdom to evaluate multiple-ascending doses in normal healthy volunteers, at daily dose exposures higher than those evaluated in our previously completed Phase 2 clinical trials. The Company expects that a full analysis of the complete PK data set from the phase 1 multi-ascending dose clinical trial will help determine the choice of other potential indications for further development of fezagepras. In addition, the Company is also currently developing a selective GPR84 antagonist candidate and an oral, selective OXER1 antagonist candidate. Our GPR84 and OXER1 antagonist programs are currently at the pre-clinical stage.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

Forward-Looking Statement

This press release contains forward-looking statements about Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things, statements with respect to the form, timing, ability to consummate or successful outcome of any strategic transactions pertaining to the Company’s non-core assets, including the ongoing divestment of our Ryplazim® (Plasminogen) related business or assets; the sale of the PRV or receipt of proceeds from such sale; the utilization of proceeds from any such transaction; the potential of our product candidates and development of R&D programs and the timing of initiation or nature of pre-clinical and clinical trials.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or

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results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the closing of the share purchase agreement for the plasma-derived therapeutics’ business; the closing of the asset purchase agreement relating to the PRV; Company’s ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic on the Company’s business operations, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, manufacturing operations or commercialization activities; the successful and timely initiation or completion of clinical trials; the ability of Liminal BioSciences to take advantage of financing opportunities or business opportunities in the pharmaceutical industry; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings and reports the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Commissions, including in the Annual Report on Form 20-F for the year ended December 31, 2020 and future filings and reports by the Company, from time to time. Such risks may be amplified by the ongoing COVID-19 pandemic and any related impacts on Liminal BioSciences’ business and the global economy. As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof.  We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

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Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881

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